UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 775,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 775,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 775,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Point Forward Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,986,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,986,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 5.1%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,683,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,683,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.4%(1)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,683,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,683,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.5%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.5%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,269 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 28,269 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,698,260 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.6%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li and (ii) 10,669,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 15”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019, by Amendment No. 7 filed on November 18, 2019, by Amendment No. 8 filed on January 24, 2020, by Amendment No. 9 filed on March 20, 2020, by Amendment No. 10 filed on April 10, 2020, by Amendment No. 11 filed on May 1, 2020, by Amendment No. 12 filed on May 7, 2020, by Amendment No. 13 filed on September 17, 2020 and by Amendment No. 14 filed on October 28, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement and the Debt Commitment Letter (each as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 19, 2020, the Issuer publicly announced that it had entered into an agreement and plan of merger, dated as of November 19, 2020 (the “Merger Agreement”), among the Issuer, CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares owned by the Issuer or any of its subsidiaries, which will be cancelled without payment of any consideration therefor, (b) Ordinary Shares owned by Parent or any of its subsidiaries, including, for the avoidance of doubt, the Ordinary Shares contributed by the Rollover Securityholders (as defined below) to Parent pursuant to the terms and conditions of the Support Agreement (as defined below), which at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time, will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the members of the Buyer Consortium.

The Consortium anticipates that approximately $1.56 billion is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares not owned by members of the Buyer Consortium and their respective affiliates at a purchase price of $120.00 per Ordinary Share, and (ii) settle outstanding options, restricted share awards and restricted share unit awards of the Issuer in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”).

The Transactions will be funded through a combination of (a) the proceeds from a committed senior term loan facility contemplated by a debt commitment letter dated November 13, 2020 (the “Debt Commitment Letter”) by and among Merger Sub and Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行) (the “Arrangers” and “Underwriters”), (b) cash in the Issuer and its subsidiaries, (c) rollover securities of the Issuer from the Rollover Securityholders, which will be contributed to Parent and will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time, and (d) if any of the transactions contemplated by the applicable Additional PWM SPAs or the Additional Parfield SPA fails to consummate prior to the closing of the Merger, cash contributions contemplated by the applicable equity commitment letters, each dated as of November 19, 2020 (collectively, the “Equity Commitment Letters”), by and between Parent and each of Biomedical Treasure, Biomedical Future and 2019B Cayman, and/or their respective affiliates.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Arrangers and Underwriters have committed to arrange and underwrite a senior term loan facility of $1,100,000,000 to Merger Sub to consummate the Merger.

Concurrently with the execution of the Merger Agreement, Beachhead, Double Double, Point Forward, Parfield, 2019B Cayman, Hillhouse, HH China Bio Holdings LLC (an affiliate of Hillhouse), V-Sciences Investments Pte Ltd (“V-Sciences”, which is previously defined as “Temasek”), Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, Guangli Pang, Ming Yang, Gang Yang, Ming Yin and Bingbing Sun (each, a “Rollover Securityholder”),TB MGMT Holding Company Limited (“TB MGMT”), TB Executives Unity Holding Limited (“TB Executives”) and TB Innovation Holding Limited (“TB Innovation”) entered into a voting and support agreement dated as of November 19, 2020 (the “Support Agreement”) with Parent, pursuant to which each Rollover Securityholder agreed with Parent, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its equity securities of the Issuer, together with any Ordinary Shares (whether or not subject to a restricted share award of the Issuer) acquired (whether beneficially or of record) by such Rollover Securityholder after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder’s obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the Effective Time the rollover securities of the Issuer beneficially owned by such Rollover Securityholder.

Concurrently with the execution of the Merger Agreement, 2019B Cayman, TB MGMT, TB Executives, TB Innovation and each existing member of the Buyer Consortium entered into an amended and restated consortium agreement (the “A&R Consortium Agreement”) with Parent and Merger Sub, pursuant to which, among other things, (a) the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Consortium with respect to the Transactions, (b) each of TB MGMT, TB Executives and TB Innovation agreed to join the Buyer Consortium, (c) the parties thereto agreed that effective from the date of the A&R Consortium Agreement, all rights and obligations of CITIC Capital under the Consortium Agreement are assigned, novated and transferred to 2019B Cayman, and (c) in anticipation of consummation of the transactions contemplated by the Additional PWM SPAs, the parties thereto agreed to terminate certain provisions of the Consortium Agreement with respect to PWM in accordance with the terms of the A&R Consortium Agreement and PWM agreed to comply with its obligations under certain provisions of the A&R Consortium Agreement and the PWM Voting Undertaking (as defined below).

Concurrently with the execution of the Merger Agreement, each of Centurium, Parfield, 2019B Cayman, Hillhouse, V-Sciences, Biomedical Treasure, Biomedical Future, Biomedical Development and/or its affiliate(s) executed and delivered a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, PWM entered into a voting undertaking (the “PWM Voting Undertaking”), pursuant to which PWM agreed, among other things, subject to the terms and conditions of the PWM Voting Undertaking, to vote the equity securities of the Issuer beneficially owned by it in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

In connection with the entry into the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement, the PWM Voting Undertaking and the Debt Commitment Letter (collectively, the “Merger Documents”), the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, entered into by and between PWM and the Issuer, and (ii) (A) those certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that the parties to the waiver and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations (including entering into the agreements and consummating the transactions contemplated or referenced to) under, the Merger Documents.

References to the Merger Agreement, the Support Agreement, the Limited Guarantees issued and delivered by each of Centurium Capital Partners 2018, L.P., Centurium Capital 2018 Co-invest, L.P. and CCM CB I, L.P. (each an affiliate of Centurium), the A&R Consortium Agreement and the Debt Commitment Letter are qualified in their entirety by reference to the Merger Agreement, the Support Agreement, the Limited Guarantees issued and delivered by Centurium Capital Partners 2018, L.P., Centurium Capital 2018 Co-invest, L.P. and CCM CB I, L.P., the A&R Consortium Agreement and the Debt Commitment Letter, copies of which are attached hereto as Exhibits 1, 2, 3, 4 and 5 incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	7,908,726	7,908,726	7,908,726	7,908,726	20.4%
Double Double	775,000	775,000	775,000	775,000	2.0%
Point Forward	1,986,265	1,986,265	1,986,265	1,986,265	5.1%
CCP 2018 (1)	0	8,683,726	8,683,726	8,683,726	22.4%
Centurium GP (1)	0	8,683,726	8,683,726	8,683,726	22.4%
CCCI 2018(1)	0	1,316,265	1,316, 265	1,316,265	3.4%
Centurium SLP-B(1)	0	1,316,265	1,316,265	1,316,265	3.4%
CCM CB I(1)	0	670,000	670,000	670,000	1.7%
CCM CB I GP(1)	0	670,000	670,000	670,000	1.7%
Centurium GP Holdco (1)	0	10,669,991	10,669,991	10,669,991	27.5%
Centurium TopCo (1)	0	10,669,991	10,669,991	10,669,991	27.5%
Mr. Hui Li (1)(2)(3)	28,269	10,669,991	10,669,991	10,698,260	27.6%

(1)	Each of Beachhead and Double Double is 100% owned by CCP 2018. Point Forward is 66.3% owned by CCCI 2018 and 33.7% owned by CCM CB I. Centurium GP is the general partner to CCP 2018, Centurium SLP-B is the general partner to CCCI 2018 and CCM CB I GP is the general partner of CCM CB I. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP, Centurium SLP-B and CCM CB I GP, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Beachhead and Double Double, and each of CCCI 2018, CCM CB I, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Point Forward.
(2)	Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.
(3)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li, and (ii) 10,669,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares, which represents approximately 68.3% of the total number of Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer. Neither the filing of this Amendment No. 15 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 15,858,899 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse, V-Sciences, Mr. Chow and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 15.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantees, the A&R Consortium Agreement, the PWM Voting Undertaking and the Debt Commitment Letter under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Merger Agreement, dated November 19, 2020, among the Issuer, Parent and Merger Sub

Exhibit 2 Support Agreement, dated November 19, 2020, by and among Parent, the Rollover Securityholders, TB MGMT, TB Executives and TB Innovation

Exhibit 3 A&R Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium

Exhibit 4 Limited Guarantees, dated November 19, 2020, issued and delivered by each of Centurium Capital Partners 2018, L.P., Centurium Capital 2018 Co-invest, L.P. and CCM CB I, L.P.

Exhibit 5 Debt Commitment Letter, dated November 13, 2020, by and among Merger Sub and Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I, L.P.

By:	CCM CB I Limited, GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I Limited

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li